UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36616

LogicMark, Inc.

(Exact name of registrant as specified in its charter)

2801 Diode Lane

Louisville, Kentucky 40299

(502) 442-7911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Title of each class of securities covered by this Form:	Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.0001 per share	One holder(1)

(1)	LogicMark, Inc., a Nevada corporation (the “Company”), is voluntarily filing this Form 15 to terminate the registration of its common stock, par value $0.0001 (“Common Stock”) under Section 12(g) of the Securities Exchange Act of 1934, as amended, and to suspend its duty to file reports under Sections 13 and 15(d) thereof. On October 13, 2026, pursuant to the Agreement and Plan of Merger, dated as of July 31, 2026, by and among the Company, Langham Project, LLC, a Nevada limited liability company (“Parent”), and Langham Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of the Company’s Common Stock was cancelled and converted into the right to receive $1.31 in cash, without interest and subject to applicable withholding, and each outstanding share of common stock of Merger Sub was converted into one share of common stock of the surviving corporation. In connection with the Merger, the Common Stock has been delisted from quotation on the OTC Markets. Accordingly, as of the date hereof, Parent is the sole holder of record of the Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, LogicMark, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LogicMark, Inc.

Date: October 15, 2026	By:	/s/ Mark Archer
Mark Archer
Chief Financial Officer